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                             September 19, 2023

       Folake Ayoola
       Counsel
       Goodwin Procter LLP
       1900 N Street NW
       Washington, DC 20036

                                                        Re: Sequans
Communications, S.A.
                                                            SC TO-T filed
September 11, 2023
                                                            SC 13E3 filed
September 11, 2023
                                                            Filed by Renesas
Electronics Europe GmbH and Renesas Electronics
                                                            Corporation
                                                            File No. 005-86632

       Dear Folake Ayoola:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3

       General

   1. We are in receipt of your request for confidential treatment in connection with Exhibits
                                                        (d)(7), (d)(8), and
(d)(9). Comments, if any, will be issued separately.
   2. We note that Dr. Karam began discussions of of his post-closing managing director arrangements prior to
the approval of the memorandum of understanding by the Sequans board of directors or
its execution. Please include Dr. Karam as a filing person in the
                                                        Schedule 13E-3.
Alternatively, please provide us with your detailed legal analysis as to why you do not believe
Dr. Karam should be added as a filing person.
 Folake Ayoola
FirstName LastNameFolake  Ayoola
Goodwin Procter LLP
Comapany 19,
September NameGoodwin
              2023       Procter LLP
September
Page 2    19, 2023 Page 2
FirstName LastName
Schedule TO -- Offer to Purchase

Purpose and Reasons for the Offer, page 34

3. We note your statements under the caption "Going Private Transaction" that the current transaction may be subject to Rule 13e-3 and that Parent may be deemed an affiliate of
         Sequans. Given your determination to file Schedule 13E-3, it is inappropriate to disclaim your obligation to comply with Rule 13e-3 or the affiliate relationship with Sequans.
         Please revise here and in section 7 of this offer document (page 54).
4. We note the managing director agreement Parent entered into with Dr. Karam. Please provide us your legal analysis of such agreement under the provisions of Rule 14d-
         10(a)(2) and (d).
Position of Parent and Purchaser Regarding Fairness of the Offer, page 36

5. Please revise this section to describe how the Parent and Purchaser considered liquidation value in making their fairness determination.
Conditions of the Offer, page 41

6. Please clarify, if true, that securities delivered pursuant to guaranteed delivery procedures will not be included in determining whether the Minimum Condition has been satisfied.
The Tender Offer -- Terms of the Offer -- Subsequent Offering Period, page 61

7. Please revise the first sentence of the last paragraph in this section to clarify it. As drafted, it appears that the offer has been completed and that a notice of termination has been delivered.
The Tender Offer -- Terms of the Offer -- Withdrawal Rights, page 61

8.       Please revise to disclose the availability of withdrawal rights under section 14(d)(5) of the
         Securities Exchange Act of 1934.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Mergers & Acquisitions